Exhibit 99.1

13 May 2004

THREE MONTHS RESULTS TO 31 MARCH 2004

Good results

•	Group combined operating ratio (COR) 98.7%
•	Group operating result[1] £148m
•	Group operating profit[1] £100m – up 30%

Strong performance from ongoing operations

•	Ongoing business –COR 94.5%
•	UK business COR 96.4% – strong commercial result and improvement in personal line performance
•	Strong performance in Scandinavia – COR 90.6% – with benefits of rate increases and benign weather.
•	Significant improvement in Canada – COR 101.7% – following remedial action
•	US non standard auto COR 90.9%

Capital position

•	Post Solvency 1 capital position £130m better then previously indicated
•	Reviewed debt to ensure optimal structure

Strengthened financial position of UK Life funds & certainty on capital position

•	Removal of £500m of specific risks set out in rights issue prospectus
•	Release of £225m of FSA buffers & margins
•	Temporary finance of £114m to support enhanced policyholder benefits

Business transformation on track

•	Benefits flowing through from portfolio restructuring & underwriting and claims actions;
•	Annualised cost savings now £156m; on track to deliver £270m target
•	Further UK site consolidation and offshore pilot commenced
•	Over half US book of business actioned – challenging

		Restated	[6]
	3 Months	3 Months
	2004	2003
Revenue
General business net premiums written	£1,214m	£1,945m

Combined Ratios
– Ongoing operations[5]	94.5%	—
– Overall	98.7%	99.0%

Group operating result (based on LTIR)[1]	£148m	£175m
Group operating profit (based on LTIR)[1,2]	£100m	£77m
Profit/(loss) after taxation	£66m	£(9)m

Balance sheet		Restated	[6]
	31 March	31 December
	2004	2003
Net asset value per share[3,4]	107p	107p

Andy Haste, Chief Executive of Royal & Sun Alliance Insurance Group plc commented:

“Our performance in the quarter has been good, with the best news coming from the performance of our ongoing businesses and the continued progress we’ve made with our business transformation programme. The good result reflects the actions we have taken and we now have a cleaner portfolio of businesses from which to exploit selective opportunities for profitable growth.

“We continue to restructure and rebuild the business but more remains to be done. While the process will continue to be challenging, we now have the right team and the right strategy. We’re focussed on what we have to do to derisk and improve the operational performance of the business.”

For further information:

Analysts	Press	Requests for Interview
Helen Pickford	Richard Emmott	Nicola Hobday (Finsbury)
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 6023	Tel: +44 (0) 20 7251 3801
	Mobile: +44 (0) 7739 235436	Mobile: +44 (0) 7801 234169

Phil Wilson-Brown
Tel: +44 (0) 20 7569 4027
Mobile: +44 (0) 7834 005605

Important Disclaimer
This document contains forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company’s financial condition, results of operations, business, strategy and plans, and general industry outlook (including trends in results, prices, volumes, operations, margins, overall market conditions, risk management and exchange rates) based on currently available information. These statements are often, but not always, made through the use of words or phrases such as ‘aim’, ‘anticipate’, ‘believe’, ‘continue’, ‘could’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘plan’, ‘seek’, ‘should’ or ‘will’ or the negative of these terms or similar expressions. The specific forward-looking statements cover, among other matters, our strategy and operational objectives; restructuring plans, our expense savings, rate increases, losses related to the US financial enhancement products,capital requirements in the UK, outcome of litigation, delays in claims notifications for asbestos and environmental claims, adverse claims development on long tail business and court judgments, sale and accounting treatment of regulated life products and the general regulatory environment in the UK and US. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions in the United Kingdom; political and social conditions; the frequency, severity and development of insured loss events, including catastrophes and man made disasters; the availability and pricing of, and ability to collect on, reinsurance; the ability to exclude and to reinsure the risk of loss from terrorism; mortality and morbidity experience and trends; policy renewal and lapse rates; fluctuations in interest and inflation rates; returns on and fluctuations in the value of the Company’s investment portfolios; corporate bankruptcies; fluctuations in foreign currency exchange rates; the ability of our subsidiaries to pay dividends; a downgrade in the Company’s financial strength or claims paying or other credit ratings; adverse changes in laws and regulations; adverse outcomes in judicial decisions and rulings and general competitive factors, and other risks and uncertainties, including those detailed in the Company’s filings with the US Securities and Exchange Commission and the UK Listing Authority. The Company undertakes no obligation to update or revise any of the forward-looking statements publicly, whether as a result of new information, future events or otherwise, save in respect of any requirement under applicable law or regulation.

1	For more details on longer term investment return see note 2 on page 9
2	For more details on Group operating profit see page 4
3	For more details on net asset value per share calculation see page 8
4	Adding back equalisation provisions net of tax
5	For more details on ongoing operations see page 4
6	See note 1 on page 9

Press Release

It’s been a good first quarter for the Group with further improvements in our ongoing operations and progress in the management or disposal of closed and transferred businesses. The combined operating ratio (COR) from our ongoing businesses was 94.5% and our total combined operating ratio was 98.7%. We set out the main CORs in the table below. The Group operating result* for the quarter was £148m and the Group operating profit* was £100m. We have further strengthened our management team, continued to implement our business transformation programme and remain focussed on the management of our capital base.

Overall, we have a cleaner portfolio of businesses and we will be exploiting selected opportunities for profitable growth. Our focus remains on producing sustained performance improvements from our ongoing businesses across the insurance cycle.

Total Combined Operating Ratio	2004 – Q1	2003 – Q1	Improvement/ (Deterioration)
	%	%
UK Personal	99.9	106.7	+6.8
UK Commercial	91.3	94.4	+3.1

UK Total	94.1	100.3	+6.2
Scandinavia	90.6	96.3	+5.7
International	98.6	99.3	+0.7
US	191.9	100.8	(91.1)
Australia/New Zealand	—	97.4	—

Total Group	98.7	99.0	+0.3

Total Ongoing	94.5	—	—

While all of our ongoing businesses have benefited from a generally favourable environment during Q1, these results reflect our drive to achieve technical price in our commercial and personal lines, and our active claims and expense management programmes, which we continue to roll out. As expected we are seeing rates plateauing in certain lines of business, but remain committed to delivering our target for ongoing businesses of a 100% combined ratio on average across the cycle.

The US result, as anticipated, is challenging. There has been a strong result from our non standard auto business (COR 90.9%). However, the planned reduction in premiums and expenses elsewhere in the business has adversely impacted the result in Q1 and will continue to do so in the short term.

Our overall target of £270m of annualised cost savings continues on track with further progress in both the UK and US. During the quarter, we have further reduced headcount; at a Group level it is down to 29,000. We’ve also continued to close sites and the UK’s offshore pilot is in place. Annualised cost savings are now running at £156m. So far we’ve expensed £179m of the reorganisation costs.

Since year end we have progressed the review of our debt capital structure. This work is now well advanced and we expect to announce the conclusions soon.

Following constructive discussions, we have reached agreement with the FSA on a number of substantial issues relating to the UK Life company, which provide certainty on the risks outlined at the time of the rights issue. We give detail on page 5. These developments are welcome as they anticipate the implementation of parts of CP207 and meet the obligations of Treating Customers Fairly. They also remove the specific risks to the two UK Life with profit funds, placing them on a normal industry basis. Going forward this gives a higher level of certainty to both policyholders and shareholders.

We’ve strengthened our management team with George Culmer joining us as Chief Financial Officer at the beginning of May. Pat Regan, previously Finance and Claims Director of AXA’s UK general insurance business, will join us as Group Financial Controller at the beginning of June.

Summary

These results reflect a number of positive trends for our business and the quarter represents another period of steady progress. We continue to restructure and rebuild the business and much remains to be done. While the process will continue to be challenging we now have the right team and the right strategy. We’re focussed on what we have to do to derisk and improve the operational performance of the business.

Andy Haste
Group Chief Executive
Royal & SunAlliance

* See note 2 on page 9

Press Release	1

OPERATIONS REVIEW

General Business Result*

The general business result* for the quarter was a profit of £127m (2003: £169m) with a COR of 98.7% (2003: 99.0%), including the US result. The 94.5% COR for our ongoing business was very encouraging. Within this result we have assumed a similar level of prudence to that outlined at Q1 2003.

UK

The UK produced another strong result overall with a combined ratio of 94.1% (2003: 100.3%).

The commercial result continued to be good with a combined ratio of 91.3% (2003: 94.4%). This reflects our drive to achieve technical price in all of our commercial lines and our active management of claims and expenses. This is particularly evident in the property portfolio where again we saw a strong COR at 86.6%.

In line with our stated strategy, the shift in the portfolio balance in UK personal towards direct distribution can now clearly be seen. Personal lines performance was significantly better with a combined ratio of 99.9% (2003: 106.7%). Household performed well both for intermediated and MORE TH>N with a COR of 99.1%. The strong improvement in the underlying claims ratio was driven both by reductions in the average cost of claims and a reduction in claims frequency. The improved motor COR of 105.2% (2003: 112.0%) reflects the actions taken within the intermediated book over the last couple of years. We continue to take action to drive down expenses, particularly in MORE TH>N.

In a competitive market for commercial, we continue to emphasise achievement of technical price over volume. Overall commercial premiums excluding the effect of the Munich Re quota share were 3% down on 2003. As expected we are seeing rates plateauing in certain lines of business.

As anticipated following the sale of the UK Healthcare & Assistance business in 2003 and the cessation of renewals on the HBoS book of business from 1 January 2004, overall personal lines premiums fell by 51%. Net of quota share, personal intermediated premiums fell by 56%, reflecting the significant restructuring of the motor book during 2003 and the HBoS exit. Net of quota share, MORE TH>N premiums grew by 3% over the year reflecting both a highly competitive market in Q1 and our commitment to maintaining price. The performance of MORE TH>N motor, with premium growth of 7%, was good in this environment.

Scandinavia

Scandinavia produced a COR of 90.6%, nearly 6 points better than Q1 2003. This strong result reflects the operational improvements achieved and the favourable claims environment in Q1. In addition the result benefited from the higher level of premium that is historically written during the first quarter of the year in Scandinavia and gives a seasonal benefit to the Q1 combined ratio.

The Scandinavian commercial result was strong with a fall in COR from 94.4% to 86.0%. Sweden and Denmark produced CORs of 84.4% and 87.6% respectively. The Swedish commercial result benefited from a fall in medium sized claims while Danish commercial continued to benefit from the strong rating actions taken in the last couple of years.

Scandinavian personal lines also saw an improvement in COR from 99.5% to 95.2%. This was particularly driven by the improved performance in Swedish personal lines where the COR has improved by over 6 points, to 97.1% due in part to lower loss ratios for personal motor.

Premiums grew by 7% adjusted for exchange rate movements and the decrease in the Munich Re quota share arrangement.

* See note 2 on page 9

Press Release	2

US

The result of our ongoing business in the US (primarily non standard auto) continues to be excellent with a combined ratio of 90.9%.

Since the announcement of our renewal rights deals in September 2003, we have moved rapidly forward with our plan to stabilise the US operation. By the end of March we had actioned over half of the book. During the first quarter headcount has reduced by a further 600 to around 2,900. However, the successful execution of the reduction in premiums and expenses has, as expected, adversely impacted the results in Q1 and the operating loss for the business was £12m. Premiums are down substantially year on year while expenses have reduced by 43% year on year. The implementation of the transition plan and ongoing evaluation of the US business have confirmed the direction we are taking.

International

All ongoing International businesses have continued to see a strong improvement in combined ratio and, with the exception of Canada produced sub 100 performance.

Our Canadian combined ratio of 101.7% is a 7 point improvement on 2003. The programme of remedial actions that we have implemented over the last couple of years and the further actions that we outlined at year end have contributed to the improvement. Both the household and property accounts have benefited from improved claims frequency and an absence of large losses. Johnson continues to achieve strong premium growth while achieving a better than expected loss ratio.

Our businesses in Other Europe & Middle East had another good quarter with a COR of 96.9%. Ireland, Italy and the Middle East all produced strong results. Ireland continued to experience improved large loss performance and benign weather. Italy achieved good premium growth. Both Ireland and Italy are benefiting from the actions taken over the last couple of years and we are comfortable with the exposure reductions that have resulted.

Latin America & Caribbean produced a combined ratio of 94.5% (2003: 93.2%). All continuing operations reported good results and achieved sub 100% combined ratios.

Asia produced a combined ratio of 93.0% down from 98.3% in 2003, benefiting from a lower level of large losses. Our focus on writing for profit and not volume has led to a reduction in commercial premium income.

Business Transformation Programme

The results for the quarter reflect the significant progress we have made with our portfolio restructuring initiatives, the actions we have taken in claims and underwriting and the progress we have made on our disposal programme. During the quarter we have reduced Group headcount by over 1,600; we have continued to rationalise the number of our operating sites and the UK business has started its offshore pilot. Annualised cost savings are now running at £156m. There is more to do and there are a number of planned actions that will be implemented throughout the remainder of this year, with particular emphasis on underwriting, claims and expenses.

Press Release	3

Ongoing Business Result

The Group has made significant progress this year in restructuring operations through disposal, closure or transfer of renewal rights.

The statistical analysis included as Section B of this release includes an analysis of the Group’s general business underwriting result separating ongoing operations from those that have been disposed or closed.

Contingent Liability

As announced with the six months results 2003, the Group commissioned an independent review of its general business claims provisions from Tillinghast the consulting actuaries. This review confirmed that the existing Group claims provisions were in a reasonable range, however the Tillinghast estimate was some £800m higher. Following the review, more work was undertaken by internal and external actuaries in validating the claims position.

An amount of £563m was charged to the 2003 result, which, with a favourable exchange rate movement of £37m, leaves a balance of £200m as a contingent liability.

The £200m remains a potential liability for future adverse claims development. It reflects the inherent uncertainty in determining some aspects of general business claims provisions, in particular very long tail business and claims dependent on court judgments.

Although it is not necessary or appropriate to set the £200m up as an actual liability at this time, it is deducted in arriving at the Group’s risk based capital position.

In future quarters the requirement will be reassessed and any specific allocation to local operations (when it would be established as a claims provision) will be identified and disclosed.

Current Year / Prior Year

The underwriting loss for the first quarter of £37m includes £3m of prior year underwriting development. The combined ratio of the Group for the current accident year was 100.0% compared to the published 98.7%.

Life Business Result

The life business result of £27m shows a £12m decrease on 2003. The majority of the decline is as a result of the disposal of the Promina life operations and La Construccion, during 2003.

Other Activities Result

The analysis of the other activities result is as follows:

	3 Months	3 Months
	2004	2003
	(unaudited)	(unaudited)
	£m	£m
Non insurance activities	(1)	(8)
Associates	11	5
Central expenses	(19)	(13)
Investment expenses	(5)	(9)
Loan interest	(10)	(11)
Balance of LTIR	18	3

Other activities result	(6)	(33)

The loss for non insurance activities has fallen following the disposal of Sequence. Associates includes the Mutual and Federal result in Q1 2004, the disposal of M&F was completed in Q2 2004.

Group Operating Profit*

The difference of £48m (2003: £98m) between Group operating result* and Group operating profit* was comprised of a number of items outlined below.

Movements comprise charges in respect of interest on dated loan capital of £15m (2003: £14m), an increase in equalisation provisions of £12m (2003: £10m), amortisation of goodwill of £3m (2003: £8m), amortisation of goodwill in acquired claims provisions of £4m (2003: £5m), amortisation of the present value of acquired in force business of nil (2003: £21m), and reorganisation costs of £14m (2003: £40m).

* See note 2 on page 9

Press Release	4

Other Profit & Loss Movements

The main difference between Group operating profit* and profit for the period attributable to shareholders is short term investment fluctuations and loss on disposal of subsidiary undertakings. UK accounting rules require us to reflect in profit before tax (PBT) the full market value movement in our investment portfolio. This volatility can distort each year’s PBT and is one of the main reasons that we use Group operating result* based on the longer term investment return as our primary measure of performance. Short term investment fluctuations for the period was a surplus of £7m (2003: charge of £75m) reflecting the improving investment market conditions during the period.

Other movements also include the loss on disposal of subsidiaries and other businesses of £2m (2003: £1m).

The underlying rate of tax on the profit on ordinary activities was 37%.

After a tax charge of £39m (2003: £10m) and eliminating minority interests of £15m (2003: £7m), the profit/(loss) for the period attributable to shareholders was £51m (2003: £(16)m).

Movement in Total Capital

Total capital, reserves and dated loan capital has decreased from £4,100m at 31 December 2003 (restated) to £4,068m at 31 March 2004. The movement in shareholders’ funds comprises the after tax profit attributable to shareholders of £51m, preference dividend of £2m, and an exchange loss of £48m, primarily attributable to the weakening of the US dollar, the Canadian dollar and the Danish kroner. Dated loan capital has decreased due to foreign exchange movements by £26m and minority interests have decreased by £7m.

Capital Position

Regulated Capital Position

The regulatory position continues to develop, with the UK FSA particularly active. There are a number of Consultation Papers where the Group, in common with others in the industry, have recommended amendments to the FSA. It remains clear that regulatory capital requirements are set to increase over the next few years, notably in 2005. The way in which these requirements are introduced and applied is of critical importance.

UK Life Capital

At the time of the rights issue we outlined a number of risks relating to our two closed UK Life with profit funds, RSALP and SALAC. One was in respect of regulatory uncertainties, in particular potential non Guaranteed Annuity Rate (GAR) misselling and the target percentage of asset shares in the calculation of bonuses. The directors estimated that the additional capital requirement could be at least £100m and up to £300m, in the event that an adverse conclusion by the FSA was coincidental with a number of other factors having an adverse impact on the funds.

The Life funds also remained exposed to investment market fluctuations in equity values, interest rates, property values and to adverse movements in euro/sterling rates and to certain insurance and operational risks. The directors believed at that time that the funds’ existing capital, together with an amount of up to £200m, were sufficient to meet the funds' solvency requirements in a range of adverse scenarios relating to these matters. Accordingly the total potential capital impact identified at that time was £500m.

We have been in discussions with the FSA in respect of these and other issues and announced at year end that the FSA had required us to establish £225m of buffers and margins while waiting for resolution including some relating to principles and practice of financial management. As a result, at year end, £146m of the contingent loan facility was used and there was a deficit in the available surplus of £43m in the funds.

We are pleased to announce the conclusion of the discussions with the FSA, regarding non GAR misselling, target percentage of asset share and other matters, which will provide certainty as to the capital position of these funds and remove the £500m of specific risks referred to above. Following these discussions the FSA has also agreed to remove the entirety of the £225m of the buffers and margins while the Group has agreed to fund enhanced policyholder benefits through contingent loans of £114m. This financing will be repayable when the strength of the funds further improve. Management has also agreed a revised investment policy to reduce volatility and remove exposure to adverse movements in euro/sterling rates. These actions and discussions anticipate the implementation of parts of CP207 and meet the obligations of ‘Treating Customers Fairly’. They also reduce the levels of realistic capital margin within each fund and remove the specific risks to the two UK Life with profit funds, placing them on a normal industry basis.

* See note 2 on page 9

Press Release	5

The table below sets out the projected proforma realistic balance sheet of the UK Life with profit funds, RSALP and SALAC. The 31 March 2004 position has been taken and flexed for the matters agreed with the FSA and management actions outlined above.

Realistic balance sheet
	Proforma 31 March 2004			Estimate 31 December 2003
£m	RSALP	SALAC	Total	RSALP	SALAC	Total

Realistic surplus	195	17	212	315	130	445
Shareholders' funds	80	293	373	80	293	373

Total capital funding	275	310	585	395	423	818
Capital requirements	(100)	(250)	(350)	(217)	(419)	(636)
FSA buffers & margins	—	—	—	(75)	(150)	(225)

	175	60	235	103	(146)	(43)
Contingent loans	35	79	114	—	146	146

Available surplus	210	139	349	103	—	103

The realistic surplus represents the surplus within the funds after adjusting for such matters as the market consistent values of guarantees and benefits. The projected reduction primarily reflects the prospective enhanced policyholder payouts, as agreed with the FSA.

Capital requirements of £350m reflect the Realistic Capital Margin on the ABI / FSA agreed basis, including the prospective persistency test, and for the first time, an estimate of our Individual Capital Assessment (ICA) under the new regime. The ICA reflects the capital requirements under a number of prudently stressed scenarios. The improvement is due both to management actions, such as the revision to the investment strategy, and the implementation of the principles agreed with the FSA.

While the total contingent loan funding on a realistic basis is £114m, the Companies are required under the ‘twin peaks’ test to maintain capital sufficient to meet the higher of the statutory solvency or the realistic position. As the table below shows, SALAC is on the statutory basis and as at 31 March 2004 a contingent loan of £133m was required. This, under the proforma projection, would take the aggregate contingent loans to £168m, £22m ahead of year end. SALAC will apply to the FSA for relaxation of additional waivers to move closer to monitoring on a realistic basis and reduce the total contingent loans to the £114m referred to above.

Contingent loans
	Proforma 31 March 2004			Estimate 31 December 2003
£m	RSALP	SALAC	Total	RSALP	SALAC	Total

Realistic basis	35	79	114	—	146	146
Statutory basis	35	133	168	—	133	133

As disclosed at year end a Group company has agreed, in certain circumstances, to make loans of up to £650m to the Life funds in order to support their solvency position, should the need arise. £240m of this facility has been drawn at 31 March 2004 of which £133m (31 December 2003: £146m) of the facility was required by the Life funds to meet their requirements. The loans are expected to be repaid.

Press Release	6

General Insurance Capital

Following the publication of CP190 and CP204, the Group has been developing its long term capital plans to ensure compliance with these enhanced capital requirements. Although there remains considerable uncertainty over the principles of valuation, calibration and application that the FSA is going to apply, it is clear that the regulatory requirements for general insurance business are going to increase significantly and, dependent in particular on how they are applied, these may become the dominant capital consideration.

The Group endorses and welcomes the introduction of more sophisticated and risk based regulatory solvency requirements. It is, however, essential that companies are given a reasonable amount of time to plan and implement the necessary changes, which will often include reasonably significant corporate restructuring and, on occasions, disposal activity.

CP204 is expected to be a hard test from 1 January 2005, whilst CP190 will be a soft test implemented, we believe, some time during 2005, although the date is still uncertain.

The surplus over the required minimum margin of RSAI plc, the principal regulated entity, at 31 March is estimated to be £880m. This is after the full impact of Solvency 1 and is £130m better than the prospective position outlined at the twelve months. The improvement reflects the benefits of retained earnings as well as our active management of the capital position, with a reduction in inadmissible assets and the disposal of Peru.

Risk Based Capital Position

Although there is uncertainty relating to future regulatory developments, the Group’s internally developed risk based capital (RBC) assessment remains a valid basis of monitoring the capital position and highlighting developments. The model used by the Group is being developed, in particular in order to ensure full compliance with the requirements of the Integrated Prudential Source Book, which is being introduced by the FSA.

The RBC approach compares the actual available capital at 31 March 2004 with an estimation of the general business capital requirement calculated in accordance with the methodology.

The available capital is adjusted for intangible items such as goodwill.

In summary the calculation is as follows:

Available Capital
	£m	£m
As published		4,068

Add Claims Equalisation (taxed)	230
Less Goodwill	(199)

		31

		4,099
Adjust for capital attributed to life operations
– UK life	(526)
– Overseas life	(330)

		(856)

		3,243
Less
– Contingent liability for future adverse claim development (taxed)		(170)
– US reorganisation cost not yet incurred		(220)

		2,853

RBC Requirement
2004 forecast NWP	5,400
Capital requirement @ 40%		2,160

Indicated surplus		693

The indicated surplus of £693m has reduced from the £727m shown at the twelve months 2003. This is primarily due to the increase in the RBC requirement following the partial recapture of the Munich Re quota share as outlined at the time of the rights issue.

The capital attributable to life operations comprises the shareholders funds and contingent loan finance provided to the life operations to the extent that such funds and finance are required to meet regulatory requirements.

Press Release	7

Action continues to release more of the capital attributed to the life operations. The published capital position now reflects the taxed surplus held in the Phoenix fund of £320m. For the capital calculation this is reduced by £100m reflecting the regulatory solvency requirements of the Phoenix non par fund.

The actions announced today in respect of our two UK Life with profit funds, which are detailed on page 5, are Q2 items and are not yet reflected in the RBC calculations above.

The overseas life deduction is predominantly Codan life.

A deduction is made for the balance of contingent liabilities of £200m. As indicated earlier, this represents potential adverse development in prior year claims that may arise in the future as a result of further developments such as court judgments. For the purposes of capital assessment it is appropriate to deduct the contingent liability in determining the capital position. Partial tax relief is assumed.

The US reorganisation provision represents the outstanding balance of the $500m cost of reorganisation indicated with the nine months results. Of this $99m has been incurred in total and the cost has also been impacted by currency movements. The US restructuring charge deducted from risk based capital allows for funding of a large element of the US FRS 17 liability.

The capital requirement has been calculated by reference to the net written premium forecast for the Group in 2004.

The surplus of around £690m is appropriate when the underlying growth of the business, together with the reduction in the Munich Re quota share and the requirements of the discontinued operations are taken into account.

Net Asset Value Per Share

The net asset value per share, after adding back claims equalisation provisions net of tax, is 107p (31 December 2003 restated: 107p). These amounts reflect the number of shares in issue at the balance sheet date adjusted for the bonus element of the rights issue in October 2003. At 10 May 2004 the net asset value per share, after adding back claims equalisation provisions net of tax, was estimated at 107p.

Press Release	8

EXPLANATORY NOTES

1.	Accounting Policies

The Group adopted Urgent Issues Task Force (UITF) abstract 38 during the quarter, which changes the presentation of the Group’s own shares held within the ESOP trusts. Previously these shares were recognised as an asset but, in accordance with this abstract, they are now deducted from shareholders’ funds. The financial impact of this accounting policy change is to reduce shareholders’ funds by £15m and the comparatives have been restated. The Statement of Recognised Gains and Losses also reflects the reversal of £39m of provision for diminution in value charged in earlier years. There is no impact on the result for the quarter.

2.	Group Operating Result (Based on Longer Term Investment Return)

The Group operating result (based on LTIR) is a non statutory measure but the Board believes it is the most appropriate measure used internally to recognise the performance of the operations. For general insurance business, this result comprises the underwriting result (excluding changes in equalisation provisions) together with the longer term investment return (see below) on the assets backing both the general business liabilities and the risk based capital required to support these businesses.

The main items excluded from the Group operating result (based on LTIR), but included in the profit on ordinary activities before tax, are the short term investment fluctuations, the change in equalisation provisions, reorganisation costs, amortisation of goodwill, amortisation of goodwill in acquired claims provisions, amortisation of present value of acquired in force business, impairment of goodwill, dated loan capital interest, profits and losses, and goodwill write back on the disposal of businesses.

The longer term investment return is calculated in accordance with the Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers. The objective of calculating this return is to recognise the total investment return while avoiding the distortions of short term investment market fluctuations.

3.	Earnings Per Share

The earnings per share is calculated by reference to the result attributable to the equity shareholders and the adjusted weighted average of 2,864,823,500 shares in issue during the period (excluding those held in ESOP trusts). The number of shares in issue at 31 March 2004 was 2,880,274,572.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares.

In order to calculate the comparative earnings per share the basic and diluted earnings per ordinary share and Group operating earnings after tax per ordinary share (based on longer term investment return) in Q1 2003 have been restated to take account of the bonus element of the rights issue in October 2003.

Press Release	9

4.	Shareholders’ Interest in Life

The Shareholders’ Interest in Life can be summarised as follows:
	Shareholders'	Shareholders'	Sub Total	Contingent	Total
	Funds	Accrued		Loan
		Interest		Finance
	£m	£m	£m	£m	£m

UK
Phoenix	—	321	321	—	321
With Profits	372	—	372	240	612

Overseas
Scandinavia	310	—	310	—	310
Other	20	—	20	—	20

	702	321	1,023	240	1,263
Less: available to
support general business	80	220	300	107	407

Capital attributable to life	622	101	723	133	856

Following the change in accounting policy in 2003, the Group does not recognise the value of internally generated long term insurance business in its accounts. The value of the long term insurance business at 31 March 2004 was £493m (31 December 2003: £501m) excluding shareholders’ accrued interest of £321m (31 December 2003: £321m). This represents the amount considered by the directors, based on internal actuarial advice, to be a prudent value of the shareholders’ interest in the long term business funds not already recognised under the modified statutory principles of profit recognition.

The actions announced today in respect of our two UK Life with profit funds, which are detailed on page 5, are Q2 items and are not yet reflected in the table above.

The principal assumptions used to calculate the value of the UK long term business are:

	31 March	31 March
UK Assumptions	2004	2003
	%	%
Investment returns
Equities	7.29	7.02
Fixed interest	4.79	4.52
Expense inflation	3.50	3.00
Discount rate	8.40	8.20
Risk margin in discount rate	5.00	5.00

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5.	Quota Share Reinsurance

A quota share reinsurance agreement with Munich Re took effect from 1 January 2004. This is a one year arrangement, renewable by mutual consent of both parties. The treaty reinsures 8% of the Group’s general business written in the UK, Denmark, Canada and Ireland with some exclusions. The treaty operates on an accident year basis and consequently the Group has paid to Munich Re their share of the opening provision for unearned premiums as a portfolio transfer amounting to £156m at 1 January 2004. The headline statutory net written premium is after deduction of this portfolio transfer. Due to the distortive effect on net written premiums, all class analysis and calculation of combined ratios is prepared before the portfolio impact. There was minimal impact on the Group’s longer term investment return in the three months results.

The essence of that agreement is that Munich Re has agreed to take an 8% share of most of the risks that we cover this year. As a result, we transferred to them £156m of premiums written last year, which will be earned this year, as well as £86m of premiums written in the three months. This reduces our headline premium writings. When the agreement ends, premiums written during the agreement period but to be earned later, will be returned to us. That will increase our headline premiums at that point. While the agreement is in force we will continue to disclose its premium effect so that meaningful comparisons can be made.

6.	Year End Results 2003

The results for the year ended 31 December 2003 and the balance sheet at that date, which have been included as comparatives in the three months results, are not statutory accounts but have been abridged from the statutory accounts as restated per note 1 on page 9. A copy of the statutory accounts for that year, on which the independent auditors’ report gave an unqualified opinion and did not contain a statement under Sections 237(2) or, 237(3) of the Companies Act 1985, will be delivered to the Registrar of Companies subsequent to the Annual General Meeting on 28 May 2004.

FURTHER INFORMATION

A supplementary information pack contains:

Detailed Business Review
Statistical Analysis

The full text of the above is available to the public at 30 Berkeley Square, London W1J 6EW and at 1 Leadenhall Street, London EC3V 1PP. The text is also available on our Internet site at www.royalsunalliance.com. A live audiocast of the analysts’ conference call, including the question and answer session, will be broadcast on the website at 9.30am today and an indexed version will be available shortly after the close of the meeting. Copies of slides presented at the analysts’ conference call will be available on the site.

The results for the second quarter 2004 will be announced on 12 August 2004. The third quarter 2004 results will be announced on 11 November 2004.

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CONSOLIDATED PROFIT & LOSS ACCOUNT

			Restated +
	3 Months		3 Months		12 Months
	2004		2003		2003
	(unaudited)		(unaudited)		(audited)
	£m		£m		£m

General business net premiums written	1,214		1,945		6,630
Life business net premiums written	286		315		1,473

General business result	127		169		83
Life business result	27		39		168
Other activities	(6)		(33)		(111)

GROUP OPERATING RESULT	148		175		140
(based on longer term investment return) *

Interest on dated loan capital	(15)		(14)		(53)
Claims equalisation provisions	(12)		(10)		(24)
Amortisation of goodwill	(3)		(8)		(24)
Amortisation of goodwill in acquired claims provisions	(4)		(5)		(19)
Amortisation of present value of acquired in force business	—		(21)		(5)
Exceptional gain on long term insurance business	—		—		444
Write off of goodwill	—		—		(61)
Reorganisation costs	(14)		(40)		(202)

Group operating profit	100		77		196
(based on longer term investment return) *
Short term investment fluctuations	7		(75)		(34)

Profit/(loss) on ordinary activities before exceptional items and tax	107		2		162
(Loss)/profit on disposal of subsidiary undertakings	(2)		(1)		16
Goodwill writeback on sale of business	—		—		(324)

Profit/(loss) on ordinary activities before tax	105		1		(146)
Tax on Group operating result	(46)		(54)		(43)
(based on longer term investment return) *
Tax on other movements	7		44		(174)

Profit/(loss) on ordinary activities after tax	66		(9)		(363)
Attributable to equity minority interests	(15)		(7)		(19)

Profit/(loss) for the period attributable to shareholders	51		(16)		(382)
Cost of preference dividend	(2)		(2)		(9)
Cost of ordinary dividend	—		—		(111)

Transfer to/(from) retained profits	49		(18)		(502)

Group operating earnings after tax per ordinary share	3.1	p	6.1	p	2.5	p
(based on longer term investment return) *
Earnings per ordinary share # +	1.7	p	(1.0	)p	(19.6	)p
Diluted earnings per ordinary share # +	1.7	p	(1.0	)p	(19.6	)p

* See note 2 on page 9
# See note 3 on page 9
+ Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

		Restated +
	3 Months	3 Months	12 Months
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Profit/(loss) for the period attributable to shareholders	51	(16)	(382)
Exchange	(48)	150	(12)

Total shareholders’ consolidated profit/(loss) arising in the period	3	134	(394)

Prior year adjustment	39

Total shareholders’ consolidated recognised gains since 31 December 2003	42

MOVEMENTS IN SHAREHOLDERS’ FUNDS

		Restated ˆ +	Restated ˆ
	3 Months	3 Months	12 Months
	2004	2003	2003
	(unaudited)	(unaudited)	(unaudited)
	£m	£m	£m
Shareholders’ funds at 1 January (as reported)	3,001	2,231	2,231
Prior year adjustment	(15)	(15)	(15)

Shareholders’ funds at 1 January (as restated)	2,986	2,216	2,216
Share capital issued and increase in share premium	—	—	960
Total shareholders’ recognised profits/(losses)	3	134	(394)
Goodwill written back	—	—	324
Dividends	(2)	(2)	(120)

Shareholders’ funds at 31 March/31 December	2,987	2,348	2,986

ˆ See note 1 on page 9

+ Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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SUMMARY CONSOLIDATED BALANCE SHEET

			Restated ˆ +	Restated ˆ
		31 March	31 March	31 December
		2004	2003	2003
		(unaudited)	(unaudited)	(unaudited)
		£m	£m	£m
ASSETS
Intangible assets		199	296	216
Investments
Land and buildings		671	495	698
Interests in associated undertakings		128	132	122
Other financial investments	– Equities	1,057	1,146	1,085
	– Unit Trusts	830	490	777
	– Fixed Interest	10,974	11,635	11,021
	– Other	725	1,401	854
		14,385	15,299	14,557
Value of long term business		—	68	—

Total investments		14,385	15,367	14,557
Reinsurers’ share of technical provisions		4,337	5,777	4,783
Debtors		4,667	5,642	4,980
Other assets		554	709	494
Prepayments and accrued income		1,022	1,335	1,026
Long term business policyholders’ assets		28,376	31,315	28,878

Total assets		53,540	60,441	54,934

LIABILITIES
Shareholders’ funds		2,987	2,348	2,986
Equity minority interests in subsidiaries		339	418	346
Dated loan capital		742	797	768

Total capital, reserves and dated loan capital		4,068	3,563	4,100

Technical provisions		17,424	21,166	18,542
Equalisation provisions		328	304	319
Borrowings		451	669	434
Other liabilities		2,893	3,424	2,661
Long term business policyholders’ liabilities		28,376	31,315	28,878

Total liabilities		53,540	60,441	54,934

Note
The long term business policyholders’ assets are presented before elimination of balances held between policyholders and shareholders.

Approved by the Board on 12 May 2004.

ˆ See note 1 on page 9
+ Restated to reflect the derecognition of the value of internally generated long term insurance business at 31 December 2002

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SUMMARY SHAREHOLDERS’ CASH FLOW STATEMENT

	3 Months	3 Months	12 Months
	2004	2003	2003
	(unaudited)	(unaudited)	(audited)
	£m	£m	£m

Net cash (outflow)/inflow from operating activities pre quota share	(73)	227	308
Quota share portfolio transfer	105	(15)	(18)
Contingent loan finance repaid from/(paid to) long term business funds	80	40	(160)

Net cash inflow from operating activities post quota share	112	252	130
Dividends from associates	3	—	8
Servicing of finance	(7)	(11)	(77)
Taxation (paid) / refunded	(3)	31	(6)
Capital expenditure	(17)	(6)	(39)
Acquisitions and disposals	(3)	104	865
Dividends paid on equity shares	—	—	(57)

	85	370	824
Issue of ordinary share capital	—	—	960

Cash flow (pre investment)	85	370	1,784

Investment activities
Purchases of investments	102	338	1,527
(Increase)/reduction in borrowings	(17)	32	257

Net investment of cash flows	85	370	1,784

Notes
The cash flow statement does not include any amounts relating to the life business except cash transactions between the life business and shareholders.

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ESTIMATION TECHNIQUES, UNCERTAINTIES AND CONTINGENCIES

Introduction

One of the purposes of insurance is to enable policyholders to protect themselves against uncertain future events. Insurance companies accept the transfer of uncertainty from policyholders and seek to add value through the aggregation and management of these risks.

The uncertainty inherent in insurance is inevitably reflected in the financial statements of insurance companies. The uncertainty in the financial statements principally arises in respect of the technical provisions of the company.

The technical provisions include the provision for unearned premiums and unexpired risks, the provision for outstanding claims and the long term business provision. The provisions for unearned premiums and unexpired risks represent the amount of income set aside by the company to cover the cost of claims that may arise during the unexpired period of risk of insurance policies in force at the balance sheet date. The provision for outstanding claims represents the company’s estimate of the cost of settlement of claims that have occurred by the balance sheet date but have not yet been finally settled. The long term business provision covers similar liabilities to the above in respect of long term business.

In addition to the inherent uncertainty of having to make provision for future events, there is also considerable uncertainty as regards the eventual outcome of the claims that have occurred by the balance sheet date but remain unsettled. This includes claims that may have occurred but have not yet been notified to the company and those that are not yet apparent to the insured.

As a consequence of this uncertainty, the insurance company needs to apply sophisticated estimation techniques to determine the appropriate provisions.

Estimation techniques

In general business, claims and unexpired risks provisions are determined based upon previous claims experience, knowledge of events and the terms and conditions of the relevant policies and on interpretation of circumstances. Particularly relevant is experience with similar cases and historical claims payment trends. The approach also includes the consideration of the development of loss payment trends, the levels of unpaid claims, judicial decisions and economic conditions.

The Group employs a variety of statistical techniques and a number of different bases to determine these provisions. These include methods based upon the following:

•	the development of previously settled claims, where payments to date are extrapolated for each prior year;
•	estimates based upon a projection of claims numbers and average cost;
•	notified claims development, where notified claims to date for each year are extrapolated based upon observed development of earlier years; and
•	expected loss ratios.

In addition, the Group uses other methods such as the Bornhuetter-Ferguson method, which combines features of the above methods. The Group also uses bespoke methods for specialist classes of business.

Large claims impacting each relevant business class are generally assessed separately, being measured either at the face value of the loss adjuster’s estimates or projected separately in order to allow for the future development of large claims.

Where possible the Group adopts multiple techniques to estimate the required level of provisions. This assists in giving greater understanding of the trends inherent in the data being projected. The projections given by the various methodologies also assist in setting the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each accident year.

Provisions are calculated gross of any reinsurance recoveries. A separate estimate is made of the amounts that will be recoverable from reinsurers based upon the gross provisions and having due regard to collectability.

The general business claims provisions are subject to annual independent review by external advisors. In addition, for major classes where the risks and uncertainties inherent in the provisions are greatest, regular and ad hoc detailed reviews are undertaken by advisors who are able to draw upon their specialist expertise and a broader knowledge of current industry trends in claims development. As an example, the Group’s exposure to asbestos and environmental pollution is examined at least triennially on this basis. The results of these reviews are considered when establishing the appropriate levels of provisions for outstanding claims and unexpired periods of risk.

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It should be emphasised that the estimation techniques for the determination of general insurance business liabilities involve obtaining corroborative evidence from as wide a range of sources as possible and combining these to form the overall estimate. This technique means that the estimate is inevitably deterministic rather than stochastic. A stochastic valuation approach, whereby a range of possible outcomes is estimated and probabilities assigned thereto, is only possible in a limited number of situations.

Long term business technical provisions are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each long term contract. The computations are made by suitably qualified personnel (who are usually employed by the Group) on the basis of recognised actuarial methods, with due regard to the actuarial principles laid down in European law and by actuarial best practice in the individual territory. The methodology takes into account the risks and uncertainties of the particular classes of long term business written and the results are certified by the professionals undertaking the valuations.

The value of long term business includes the shareholders’ share of the net of tax future cash flows arising from the in force long term business policies and has been calculated in accordance with industry practice. This has been calculated using a projection technique that is sensitive to the assumed investment returns and discount rate.

The longer term investment return is determined with the objective of ensuring that, in aggregate over time, the return recognised in operating profit does not exceed or fall below the actual returns achieved, as set out in the accounting policies. The pre tax returns are applied to an estimation of the value of investments after adjustment to reduce the effect of short term fluctuations.

Uncertainties and contingencies

The uncertainty arising under insurance contracts may be characterised under a number of specific headings, such as:

•	uncertainty as to whether an event has occurred which would give rise to a policyholder suffering an insured loss;
•	uncertainties as to the extent of policy coverage and limits applicable;
•	uncertainty as to the amount of insured loss suffered by a policyholder as a result of the event occurring; and
•	uncertainty over the timing of a settlement to a policyholder for a loss suffered.

The degree of uncertainty will vary by policy class according to the characteristics of the insured risks. For certain classes of policy (e.g. term assurance) the value of the settlement of a claim may be specified under the policy terms while for other classes (e.g. motor insurance) the cost of a claim will be determined by an actual loss suffered by the policyholder.

There may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the Group. Following the identification and notification of an insured loss, there may still be uncertainty as to the magnitude and timing of the settlement of the claim. There are many factors that will determine the level of uncertainty such as inflation, inconsistent judicial interpretations and court judgments that broaden policy coverage beyond the intent of the original insurance, legislative changes and claims handling procedures.

The establishment of technical provisions is an inherently uncertain process and, as a consequence of this uncertainty, the eventual cost of settlement of outstanding claims and unexpired risks can vary substantially from the initial estimates. The Group seeks to provide appropriate levels of claims provision and provision for unexpired risks taking the known facts and experience into account. However, by their nature the quantification of the provisions must remain very uncertain.

Contingent liability

As announced with the six months 2003 results, the Group commissioned an independent review of its general business claims provisions from Tillinghast, the consulting actuaries, during 2003. This review confirmed that the existing Group claims provisions were in a reasonable range, however, the Tillinghast estimate was some £800m higher. Following the review, more work was undertaken by internal and external actuaries in validating the claims position.

At 31 December 2003, the Group had increased its general business claims provisions as a result of this work. In addition, a contingent liability of £200m had been identified and remains outstanding at 31 March 2004 in respect of potential adverse claims development. This reflects the inherent uncertainty in determining some aspects of general business claims provisions, in particular very long tail business and claims dependant on court judgements.

Asbestos and environmental claims

The estimation of the provisions for the ultimate cost of claims for asbestos and environmental pollution is subject to a range of uncertainties that is generally greater than those encountered for other classes of business. As a result it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as with other types of claims, particularly in periods when theories of law are in flux. Consequently, traditional techniques for estimating claims provisions cannot wholly be relied upon and the Group employs specialised techniques to determine provisions using the extensive knowledge of both internal asbestos and environmental pollution experts and external legal and professional advisors.

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Factors contributing to this higher degree of uncertainty include:

•	plaintiffs’ expanding theories of liability, compounded by inconsistent court decisions and judicial interpretations;
•	a few large claims, accompanied by a very large number of small claims or claims made with no subsequent payment, often driven by intensive advertising by lawyers seeking claimants;
•	the tendency for speculative, inflated and/or unsupported claims to be made to insurers, with the aim of securing a settlement on advantageous terms;
•	the long delay in reporting claims and exposures, since the onset of illness and disability arising from exposure to harmful conditions may only become apparent many years later, for example, cases of mesothelioma can have a latent period of up to 40 years;
•	inadequate development patterns;
•	difficult issues of allocation of responsibility among potentially responsible parties and insurers;
•	complex technical issues that may give rise to delays in notification arising from unresolved legal issues on policy coverage and the identity of the insureds;
•	the tendency for social trends and factors to influence jury verdicts; and
•	developments pertaining to the Group’s ability to recover reinsurance for claims of this nature.

The position in the US is particularly problematic, as plaintiffs have expanded their focus to defendants beyond the ‘traditional’ asbestos manufacturers and distributors. This has arisen as a consequence of the increase in the number of insureds seeking bankruptcy protection because of asbestos related litigation and the exhaustion of their policy limits. Plaintiffs, supported by lawyers remunerated on a contingent fee basis, are now seeking to draw in a wide cross section of defendants who previously only had peripheral or secondary involvement in asbestos litigation. This may include companies which have distributed or incorporated asbestos containing parts in their products or operated premises where asbestos was present. There are also increasing signs of attempts to reopen and reclassify into other insurance coverages previously settled claims, and the filing of claims under the non-aggregate premises or operation section of general liability policies. There are also indications that plaintiffs may seek damages by asserting that insurers had a duty to protect the public from the dangers of asbestos. Added to this, there is also the possibility, however remote, of federal legislation that would address asbestos related problems.

Against this background and in common with the industry generally, the Group in the US receives notifications and approaches from, and on behalf of, insureds who previously had peripheral or secondary involvement in asbestos litigation indicating that they may be seeking coverage under Group policies. Given the uncertainties outlined above as to the potential of loss suffered, the availability of coverage and the often long delay in reporting these issues it is difficult to predict the outcome of these notifications and approaches. The greatest difficulty is with estimating whether the Group has any liability as many of these are discharged at no cost to the Group or have been settled below the quantum sought, although there can be no certainty that this will always be the case. It is clear that there is unlikely to be any firm direction in case law or legislation which would allow for these issues to be resolved satisfactorily in the near term and no likelihood of the plaintiffs’ bar in the US easing its aggressive stance with litigation. Management, therefore, expect that these notifications and approaches will continue to be received for some time to come.

Financial enhancement products

In the UK, US and Korea the Group has exposures to financial enhancement products which provide surety to banks, lending institutions and credit facilities that insure principal and interest repayment on debt securities. The Group no longer writes such business; however, the nature of such contracts is normally that the Group is on risk for more than one year and therefore liabilities remain for an extended period. During 2002 a reinsurance arrangement was entered into, for which a premium of £124m was ceded, which has reduced the Group’s exposure in relation to these products in the UK. Further information on financial enhancement products in the US is discussed below.

US financial enhancement products

Within the financial enhancement portfolio of Financial Structures Limited, a subsidiary of the US Group, are a variety of credit default product exposures including collateralised debt obligations (CDO), credit enhancement and residual value insurance contracts for which the majority of premium has not been earned and losses are provided on an arising basis. These products are no longer written. Losses during 2004 amounted to £8m. Claims provisions of £63m, after payments of £12m in 2004 and £13m in 2003, have been established at 31 March 2004 in addition to £55m of unearned premium provision on these products. The ultimate loss estimate over the life of the CDO products is £180m based on a model that utilises S&P’s historical average default patterns and recovery values. However, the ultimate losses from this business will depend upon the performance of underlying debt obligations.

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Litigation, mediation and arbitration

The Group, in common with the insurance industry in general, is subject to litigation, mediation and arbitration in the normal course of its business. The directors do not believe that any current mediation, arbitration and pending or threatened litigation or dispute, as outlined elsewhere in this note, will have a material adverse effect on the Group’s financial position, although there can be no assurance that losses resulting from any pending mediation, arbitration and threatened litigation or dispute will not materially affect the Group’s financial position or cash flows for any period.

Reinsurance

The Group is exposed to disputes on, and defects in, contract wordings and the possibility of default by its reinsurers, including from the credit risk taken in fronting arrangements. The Group monitors the financial strength of its reinsurers, including those to whom risks are no longer ceded. Allowance is made in the financial position for non recoverability due to reinsurer default by requiring operations to provide, in line with Group standards, having regard to companies on the Group’s ‘Watch List’. The ‘Watch List’ is the list of companies whom the directors believe will not be able to pay amounts due to the Group in full.

Potential misselling of life products

We have agreed with the FSA that, to the extent that there is insufficient realistic surplus within the funds, future increases in the costs of misselling will be borne by the shareholder.

Rating agencies

The ability of the Group to write certain types of general insurance business is dependent on the maintenance of the appropriate credit ratings from the rating agencies. The Group has the objective of maintaining single ‘A’ ratings from Standard & Poor’s (S&P) and from AM Best. At the present time the ratings are ‘A-’ from S&P and ‘A-’ from AM Best. The actions announced by the Group during 2002 and 2003 are intended to improve its capital position and regain the target ratings. Any worsening in the ratings would have an adverse impact on the ability of the Group to write certain types of general insurance business.

Regulatory environment

The regulatory environment is subject to significant change over the next few years, in particular in respect of solvency requirements. This is in part attributable to the implementation of EU Directives but is also the natural response of the regulators to the challenging market conditions that have prevailed over the last few years. The Group continues to have discussions with the FSA on the regulatory capital position of its UK insurance subsidiaries, the progress of the actions announced on 7 November 2002 and 4 September 2003 to improve that position, the implementation of the EU Financial Conglomerates Directive and its interrelationship with the overall capital of the Group. In December 2003 the FSA granted a waiver in respect of the claims discounting provisions within Solvency 1. All waivers are for a limited period. The directors currently expect to apply for a renewal when the waiver expires. There is however a risk that the waiver may not be renewed in which event other options would need to be considered to ameliorate the adverse solvency impact.

The changes that can be expected in the solvency requirements in the UK are generally anticipated to arise in 2004 through 2006, although it is possible that the FSA will bring forward some developments. Inevitably, until the requirements are specified, there will be uncertainty as to the implications for Group solvency and the impact of such developments could materially increase our solvency requirements. The directors believe that, following the actions announced, including the rights issue, the Group are better positioned to comply with these potential regulatory developments. However, there remain considerable uncertainties regarding these developments and potential outcomes.

UK Life

The FSA is reviewing the framework for individual capital adequacy standards, which will entail the individual self-assessment by firms of their capital needs and the giving of individual capital guidance by the FSA. Individual capital guidance will apply to with profits and non profit business and may result in guidance that a life insurer should hold more capital than either the ‘realistic’ requirement or the minimum requirement calculated pursuant to the EU Life Directive, which are prescribed by the rules. The FSA currently proposes to implement the new rules in the second half of 2004. We have commenced discussions with the FSA on the ICA and provisional figures have been presented.

US regulatory capital

The consolidated US regulatory capital and surplus position as at 31 March 2004 is $1,414m. Declines in regulatory capital could trigger action by the insurance regulators. There can be no certainty as to whether, in the light of the other uncertainties affecting the US based operations, or for other reasons, the regulatory position may deteriorate and, if this occurs, what action the US regulators might take.

World Trade Center

The estimated cost of the insurance losses associated with the terrorist action of 11 September 2001 is a gross loss in excess of £1bn, reduced to £279m net of reinsurance. This was an unprecedented event, which still has many unresolved issues in respect of both the gross loss and consequent extent of the reinsurance recoveries. The loss estimate has been prepared on the basis of the information currently available as to the magnitude of the claims, including business interruption losses. Most major exposures have now been reserved at policy limits. The estimate of quantum continues to be based on the assumption that the industry position, that the destruction of the World Trade Center towers represents one occurrence rather than two, is correct. However, this is subject to ongoing litigation in the US and, as a consequence, there is uncertainty as to the eventual decision. The final cost may be different from the current estimate due to the uncertainties outlined above and it is not possible to reliably estimate the quantum. Nevertheless, the directors believe their estimate of the gross and net loss is appropriate based on the information available to them and that there will be no material adverse effect on the Group’s financial position.

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Student Finance Corporation

In early 2002, issues arose in connection with a series of credit risk insurance policies covering loans made to students in various post secondary trade schools, primarily truck driving schools. At 31 December 2003, the loan portfolio had a face value of approximately $501m. In June and July 2002, Royal Indemnity Company, a US subsidiary, filed lawsuits in Texas state court, seeking among other things rescission of these policies in response to a systematic pattern of fraud, misrepresentation and cover up by various parties, which among other things concealed default rate of the loans. As Royal Indemnity’s lawsuits seek rescission of these policies, all the Group’s financial accounting entries associated with the transactions have been reversed. The ultimate outcome of the suit is uncertain.

The foregoing rescission actions gave rise to other related lawsuits filed in Delaware by MBIA Insurance Corporation (MBIA) and various banks, seeking to enforce the Royal Indemnity credit risk insurance policies. Plaintiffs in the Delaware actions were Wells Fargo Bank Minnesota, NA (Wells Fargo), in its capacity as trustee of a number of securitisations that were collateralised by student loans, MBIA which insured the obligations issued through these securitisations and PNC Bank and Wilmington Trust, both of which provided interim financing prior to securitisation. These actions are all pending in US district court, District of Delaware. Plaintiffs in the Delaware actions moved for summary judgement. On 30 September 2003, the court granted summary judgement to MBIA and Wells Fargo. The court then entered a Judgement on 10 October 2003, which was superseded by a corrected judgement entered on 27 October 2003. Royal Indemnity filed its notice of appeal from the judgement on 29 October 2003. On 26 March 2004, the Court granted summary judgement on similar terms to PNC Bank and Wilmington Trust. Royal Indemnity, will appeal this ruling.

Calculated through 31 March 2004, the total amount awarded by the foregoing summary judgements was approximately $507m (including, as of the calculation date, additional accrued claims, prejudgements interest and post-judgement interest).

The ultimate outcome of these lawsuits is necessarily uncertain. In the event Royal Indemnity’s lawsuits do not result in complete rescission of all applicable policies, any loss on the loan portfolio will be reduced to the extent of reinsurance available to Royal Indemnity, recoveries from the original borrowers on the defaulted loans, and reserves, if any. Any losses may be further offset by recoveries from other third parties. To that end, Royal Indemnity has filed recovery actions against certain trucking school entities. However, there can be no assurance that the outcome of these lawsuits, the availability of reinsurance recoveries, the extent and amount of recoveries from the borrower under the respective loan programmes and/or reserves, if any, among other factors, will be resolved in favour of Royal Indemnity.

Based on current knowledge of the circumstances, legal advice received and the range of other actions available to the Group to manage any insurance exposure, the directors believe that the resolution of the legal proceedings in respect of these credit risk insurance policies will not have a material adverse effect on the Group’s financial position.

Strategic and operational review

The programme of strategic and operational improvements is complex and involves a restructuring of, and the implementation of substantial changes to, a significant portion of the Group’s operations. In addition, the programme contemplates actions being taken in a number of businesses and jurisdictions simultaneously. Implementation of the planned improvements and realisation of the forecast benefits will be challenging within the timeframe contemplated by the Group. In addition, successful implementation of this programme will require a significant amount of management time and, thus, may affect or impair management’s ability to run the business effectively during the period of implementation. This is particularly so in relation to our US operation where a new management team has recently been appointed.

The restructuring plans in the US are complex and are subject to particular risks. Our US subsidiaries are subject to government regulation in their states of domicile and also in each of the jurisdictions in which they are licensed or authorised to do business. In the US, the conduct of insurance business is regulated at the state level and not by the federal government. The implementation of our restructuring plan in the US will be subject to the approval of insurance regulators in many jurisdictions applying differing insurance regulations. The outcome of such proceedings and approvals may lead to conflicting pronouncements and amendments to our restructuring plan that may have a material impact on our financial condition and business prospects.

Some events or transactions comprised in the restructuring plans may give rise to risks and/or liabilities which, individually or taken together, are sufficiently material to require the provision of additional capital, or the implementation of alternative transactions, to meet legal or regulatory obligations.

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